Exhibit 99.2

Akumin Inc.

Condensed Consolidated

Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

Akumin Inc.

Table of Contents

Page

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets	1

Condensed Consolidated Statements of Operations and Comprehensive Loss	2

Condensed Consolidated Statements of Changes in Equity	3

Condensed Consolidated Statements of Cash Flows	5

Notes to Condensed Consolidated Financial Statements	6-36

Akumin Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(expressed in US dollars unless otherwise stated)

	June 30, 2021 $	(Restated-Note 4) December 31, 2020 $
Assets
Current assets
Cash	74,388,759	44,395,988
Accounts receivable	67,599,260	62,258,757
Prepaid expenses and other current assets	3,593,880	4,431,647

Total current assets	145,581,899	111,086,392

Security deposits and other assets	4,266,935	4,368,259

Other investments (note 19)	8,411,380	463,789

Property and equipment (note 7)	60,371,323	63,713,509

Operating lease right-of-use assets	133,254,345	127,061,894

Goodwill	384,975,273	351,609,561

Intangible assets	6,241,045	6,748,073

Total assets	743,102,200	665,051,477

Liabilities
Current liabilities
Accounts payable and accrued liabilities	38,529,946	34,295,256
Finance lease liabilities (note 9)	3,563,993	3,264,806
Operating lease liabilities (right-of-use) (note 9)	10,562,731	9,345,656

Senior loans payable (note 10)	415,946	405,698
Earn-out liability (note 8)	-	4,688,553

Total current liabilities	53,072,616	51,999,969

Finance lease liabilities (note 9)	11,342,577	12,308,780

Operating lease liabilities (right-of-use) (note 9)	128,827,223	122,953,656

Senior loans payable (note 10)	467,719,736	389,580,046

Accrued payroll taxes (note 18)	1,346,088	1,346,088

Deferred tax liability	1,693,011	1,693,011

Total liabilities	664,001,251	579,881,550

Shareholders’ equity
Additional paid-in capital (common shares: no par value, unlimited authorized number of shares, 71,303,427 and 70,178,428 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively) (note 11)	165,264,492	160,965,034

Deficit	(90,365,622)	(80,132,559)

Equity attributable to shareholders of Akumin Inc.	74,898,870	80,832,475

Non-controlling interests	4,202,079	4,337,452

Total shareholders’ equity	79,100,949	85,169,927

Total liabilities and shareholders’ equity	743,102,200	665,051,477

Approved by the Board of Directors

(signed) “Riadh Zine”	Director	(signed) “Tom Davies”	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.
(1)

Akumin Inc.

Condensed Consolidated Statements of Operations and

Comprehensive Income (Loss)

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-month period ended June 30, 2021 $	(Restated-Note 4) Three-month period ended June 30, 2020 $	Six-month period ended June 30, 2021 $	(Restated-Note 4) Six-month period ended June 30, 2020 $

Revenue
Service fees - net of allowances and discounts	68,243,048	45,820,473	131,709,349	113,365,743

Other revenue	1,253,210	1,544,243	1,749,778	2,168,915

Total revenue	69,496,258	47,364,716	133,459,127	115,534,658

Operating expenses
Cost of operations, excluding depreciation and amortization	57,767,744	43,206,860	112,909,818	101,543,064

Depreciation and amortization	4,583,791	4,368,226	9,073,313	8,642,610
Stock-based compensation	784,798	565,504	1,211,711	1,158,036
Operational financial instruments revaluation and other (gains) losses	255,646	(1,785,058)	345,827	(8,112,986)

Total operating expenses	63,391,979	46,355,532	123,540,669	103,230,724

Income from operations	6,104,279	1,009,184	9,918,458	12,303,934

Other income and expenses
Interest expense	8,919,971	8,014,070	17,288,445	15,476,811
Other financial instruments revaluation and other (gains) losses	-	(96,173)	(3,365,915)	4,474,725
Settlement costs and other (recoveries)	(317,661)	524,079	(341,556)	879,666
Acquisition-related costs	4,349,621	80,888	5,628,435	300,222

Total other expenses (income)	12,951,931	8,522,864	19,209,409	21,131,424

Income (loss) before income taxes	(6,847,652)	(7,513,680)	(9,290,951)	(8,827,490)

Income tax provision (benefit)	6,299	(16,753)	71,059	971,680

Net income (loss) and comprehensive income (loss)	(6,853,951)	(7,496,927)	(9,362,010)	(9,799,170)

Non-controlling interests	501,699	439,951	871,053	1,040,767

Net income (loss) attributable to common shareholders	(7,355,650)	(7,936,878)	(10,233,063)	(10,839,937)

Net income (loss) per share
Basic and diluted	(0.10)	(0.11)	(0.15)	(0.15)

The accompanying notes are an integral part of these condensed consolidated financial statements.	(2)

Akumin Inc.

Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Additional paid-in capital $	(Restated-Note 4) Accumulated Deficit $	(Restated-Note 4) Non-controlling interest $	(Restated-Note 4) Total Shareholders’ equity $

Balance as at December 31, 2019	158,881,120	(43,392,028)	3,500,153	118,989,245

Net income and comprehensive income	-	(10,839,937)	1,040,767	(9,799,170)

Stock-based compensation expense	1,158,036	-	-	1,158,036

Payment to non-controlling interests	-	-	(714,043)	(714,043)

Balance as at June 30, 2020	160,039,156	(54,231,965)	3,826,877	109,634,068

Balance as at December 31, 2020	160,965,034	(80,132,559)	4,337,452	85,169,927

Net income and comprehensive income	-	(10,233,063)	871,053	(9,362,010)

Issuance of common shares – net of issuance costs

Acquisition consideration	3,012,747	-	-	3,012,747

Stock options exercised	75,000	-	-	75,000

Stock-based compensation expense	1,211,711	-	-	1,211,711

Payment to non-controlling interests	-	-	(1,006,426)	(1,006,426)

Balance as at June 30, 2021	165,264,492	(90,365,622)	4,202,079	79,100,949

The accompanying notes are an integral part of these condensed consolidated financial statements.	(3)

Akumin Inc.

Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Additional paid-in capital $	(Restated-Note 4) Accumulated Deficit $	(Restated-Note 4) Non-controlling interest $	(Restated-Note 4) Total Shareholders’ equity $
Balance as at March 31, 2020	159,473,652	(46,295,087)	3,664,586	116,843,151

Net income and comprehensive income	-	(7,936,878)	439,951	(7,496,927)

Stock-based compensation expense	565,504	-	-	565,504

Payment to non-controlling interests	-	-	(277,660)	(277,660)

Balance as at June 30, 2020	160,039,156	(54,231,965)	3,826,877	109,634,068

Balance as at March 31, 2021	161,391,947	(83,009,972)	4,257,869	82,639,844

Net income and comprehensive income	-	(7,355,650)	501,699	(6,853,951)

Issuance of common shares – net of issuance costs

Acquisition consideration	3,012,747	-	-	3,012,747

Stock options exercised	75,000	-	-	75,000

Stock-based compensation expense	784,798	-	-	784,798

Payment to non-controlling interests	-	-	(557,489)	(557,489)

Balance as at June 30, 2021	165,264,492	(90,365,622)	4,202,079	79,100,949

The accompanying notes are an integral part of these condensed consolidated financial statements.	(4)

Akumin Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Six-month period ended June 30, 2021 $	(Restated-Note 4) Six-month period ended June 30, 2020 $
Cash flows provided by (used in)

Operating activities
Net income (loss) for the period	(9,362,010)	(9,799,170)
Adjustments for:
Depreciation and amortization	9,073,313	8,642,610
Stock-based compensation	1,211,711	1,158,036
Interest expense-accretion of debt	923,312	2,223,238
Deferred income tax expense (benefit)	-	940,599
Financial instruments revaluation and other (gains) losses	(3,020,088)	(3,638,261)
Changes in operating assets and liabilities
Accounts receivable	(1,688,079)	1,153,257
Prepaid expenses, security deposits and other assets	823,800	2,536,164
Accounts payable and accrued liabilities	3,894,328	2,601,954
Operating lease liabilities and right-of-use assets	904,248	2,592,688

	2,760,535	8,411,115

Investing activities
Purchase of property and equipment and intangible assets	(2,584,064)	(601,232)
Business acquisitions – net of cash acquired	(35,749,386)	(3,198,634)
Other investments (note 19)	(4,587,734)	(463,789)

	(42,921,184)	(4,263,655)

Financing activities
Loan proceeds	78,750,000	6,300,000
Loan repayments	(200,319)	(1,850,569)
Issuance costs – loans	(1,161,696)	(2,682,062)
Finance leases – principal payments	(1,614,586)	(514,356)
Earn-out liability (note 8)	(4,688,553)	-
Common shares (note 11)	75,000	-
Payment to non-controlling interests	(1,006,426)	(714,043)

	70,153,420	538,970

Increase (decrease) in cash during the period	29,992,771	4,686,430

Cash – Beginning of period	44,395,988	23,388,916

Cash – End of period	74,388,759	28,075,346

Supplementary information
Interest expense paid	16,915,128	13,313,537
Income taxes paid (benefit)	240,771	98,780

The accompanying notes are an integral part of these condensed consolidated financial statements.	(5)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

1	Presentation of condensed consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centers located in Delaware, Florida, Georgia, Illinois, Kansas, Massachusetts, Pennsylvania and Texas. Substantially all of the centers operated by Akumin were obtained through acquisition. Related to its imaging center operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centers in Illinois, Kansas and Texas and a billing and revenue cycle management business, as a division of Akumin’s wholly owned indirect subsidiary, Akumin Corp., which was previously operated by a subsidiary, Rev Flo Inc., which was merged into Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care capitated and government payers.

The registered and Canadian head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. The United States head office is located at 8300 W. Sunrise Boulevard, Plantation, Florida, 33322. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and its wholly owned subsidiary, Akumin Corp. Akumin Corp. operates its business directly and through its key wholly owned direct and indirect subsidiaries, which include Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed, Akumin FL, LLC (Akumin FL), Advanced Diagnostics Group, LLC (ADG), TIC Acquisition Holdings, LLC (TIC) and Akumin Health Illinois, LLC (Akumin IL) (collectively, the Subsidiaries), as well as through Delaware Open MRI Radiology Associates, LLC, Elite Imaging, LLC, Elite Radiology of Georgia, LLC, Jeanes Radiology Associates, LLC, Lebanon Diagnostic Imaging, LLC, Rittenhouse Imaging Center, LLC, Rose Radiology Centers, LLC and Wilkes-Barre Imaging, LLC (collectively, the Revenue Practices), all of which are located in the United States.

2	Basis of preparation

These condensed interim consolidated financial statements for the three and six month period ended June 30, 2021 have been prepared in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 270, Interim Reporting. The disclosures contained in these condensed interim consolidated financial statements in accordance with the accounting principles generally accepted in the United States of America (GAAP) do not include all the requirements of GAAP for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020. The condensed interim consolidated financial statements are based on accounting policies as described in the December 31, 2020 consolidated financial statements and there has been no change in the Company’s accounting policies. Certain comparative information has been reclassified to conform to the presentation adopted in the current fiscal period.

The condensed interim consolidated financial statements include all of the accounts of the Company, the Subsidiaries and the Revenue Practices. All intercompany transactions and balances have been eliminated on consolidation.

(6)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

3	New accounting standards

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s condensed consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

ASU 2018-15, Intangibles – Goodwill and Other – Internal Use Software (Topic 350-40)

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Topic 350-40). The ASU is intended to improve the recognition and measurement of financial instruments. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for annual reporting periods beginning after December 15, 2020 and interim periods in annual reporting periods after December 15, 2021. The Company is considered an Emerging Growth Company as classified by SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company adopted this standard during the three-month period ended June 30, 2021 and it did not have a material impact on the Company’s consolidated balance sheet.

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and related clarifying standards, which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to assess credit loss estimates. The ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2022. The Company is considered an Emerging Growth Company as classified by SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company continues to evaluate the impact of the standard on its consolidated financial statements.

4	Restatement of financial statements

Accounts Receivable

During the quarter ended June 30, 2021, in conjunction with performing its quarter-end review of accounts receivable and review of historical collection rates, Akumin identified issues in the recording of write-offs and cash collections on its accounts receivable and acquired accounts receivable balances impacting current and prior periods. During the review, the Company noted that estimates of historical implicit price concessions and expected collection rates were not reflective of the actual cash collections experience. Using additional

(7)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

historical data and enhanced reporting and analytics tools, management was able to more accurately estimate its historical implicit price concessions, which impacts the net realizable value of accounts receivable. This analysis resulted in a reduction in accounts receivable, a reduction in goodwill, and a reduction of net revenue, which are considered errors in accordance with ASC 250, Accounting Changes and Error Corrections (“ASC 250”), and are material to prior periods and required the consolidated financial statements to be restated.

The impact of these errors was (i) a decrease of accounts receivable of $28.9 million and $33.9 million as of December 31, 2020 and June 30, 2020, respectively, (ii) a decrease of goodwill of $9.6 million and $9.6 million as of December 31, 2020 and June 30, 2020, respectively, and (iii) a decrease of revenue of $10.4 million for the six-month period ended June 30, 2020.

Repairs and Maintenance

While performing its review of the interim financial statements for the quarter ended June 30, 2021, management identified costs associated with certain replacement components on equipment when repaired were capitalized and recorded in property and equipment in the Company’s consolidated balance sheets as of March 31, 2021 and prior periods. Management determined the costs of the replacement components should have been expensed as repairs and maintenance, rather than capitalized. This analysis resulted in a reduction to the carrying value of property and equipment (and the associated amounts of accumulated depreciation), as well as an increase in repairs and maintenance costs and decreases in depreciation expense and loss on disposal of property and equipment, which are included in operating expenses. These are considered errors in accordance with ASC 250, and are material to prior periods and required the consolidated financial statements to be restated.

The impact of these errors was (i) a decrease of property and equipment, net, of $16.6 million and $14.2 million as of December 31, 2020 and June 30, 2020, respectively, (ii) an increase in the cost of operations of $4.1 million for the six-month period ended June 30, 2020,

(8)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

(iii) a decrease in depreciation expense of $1.5 million for the six-month period ended June 30, 2020. and (iv) a decrease to the loss on disposal of property and equipment of $0.1 million for the six-month period ended June 30, 2020.

The tax impact of the above-noted changes, along with other previously uncorrected immaterial misstatements to certain balance sheet and income statement accounts, are included in the total adjustments described in the tables below. The cumulative impact of these items was a decrease in shareholders’ equity of $54.6 million at December 31, 2020.

(9)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

Line items in the restated consolidated balance sheets

	As at December 31, 2020	Adjustment	As at December 31, 2020 - Restated
Accounts receivable	91,126,923	(28,868,166)	62,258,757
Prepaid expenses and other current assets	3,942,268	489,379	4,431,647
Current assets	139,465,179	(28,378,787)	111,086,392
Security deposits and other assets	4,412,419	(44,160)	4,368,259
Property and equipment	79,929,574	(16,216,065)	63,713,509
Goodwill	360,603,613	(8,994,052)	351,609,561
Total assets	718,684,541	(53,633,064)	665,051,477
Accounts payable and accrued liabilities	34,233,142	62,114	34,295,256
Deferred tax liability	826,566	866,445	1,693,011
Total liabilities	578,952,991	928,559	579,881,550
Deficit	(26,759,151)	(53,373,408)	(80,132,559)
Equity attributable to shareholders of Akumin Inc.	134,205,883	(53,373,408)	80,832,475
Non-controlling interests	5,525,667	(1,188,215)	4,337,452
Total shareholders’ equity	139,731,550	(54,561,623)	85,169,927
Total liabilities and shareholders’ equity	718,684,541	(53,633,064)	665,051,477

Line items in the restated consolidated statement of operations and comprehensive income (loss)

	Six-months ended June 30, 2020	Adjustment	Six-months ended June 30, 2020 - Restated
Service fees - net of allowances and discounts	123,794,287	(10,428,544)	113,365,743
Total revenue	125,963,203	(10,428,545)	115,534,658
Cost of operations, excluding depreciation and amortization	97,689,344	3,853,720	101,543,064
Depreciation and amortization	10,158,197	(1,515,587)	8,642,610
Operational financial instruments revaluation and other (gains) losses	(7,964,086)	(148,900)	(8,112,986)
Total operating expenses	101,041,491	2,189,233	103,230,724
Income from operations	24,921,712	(12,617,778)	12,303,934
Other financial instruments revaluation and other (gains) losses	4,166,643	308,082	4,474,725
Income (loss) before income taxes	4,098,370	(12,925,860)	(8,827,490)
Income tax provision (benefit)	19,465	952,214	971,679
Net income (loss) and comprehensive income (loss) for the period	4,078,905	(13,878,075)	(9,799,170)
Non-controlling interests	1,101,564	(60,797)	1,040,767
Net income (loss) attributable to common shareholders	2,977,341	(13,817,278)	(10,839,937)
Net income (loss) per share - basic and diluted	0.04	(0.19)	(0.15)

Line items in the restated consolidated statement of cash flows

	Six-months ended June 30, 2020	Adjustment	Six-months ended June 30, 2020 - Restated
Net income (loss) for the period	4,078,905	(13,878,075)	(9,799,170)
Depreciation and amortization	10,158,197	(1,515,587)	8,642,610
Deferred income tax expense (benefit)	(11,615)	952,214	940,599
Financial instruments revaluation and other (gains) losses	(3,797,443)	159,182	(3,638,261)
Changes in accounts receivable	(9,014,119)	10,167,376	1,153,257
Cash flows from operating activities	12,526,005	(4,114,890)	8,411,115
Purchase of property and equipment and intangible assets	(4,716,122)	4,114,890	(601,232)
Cash flows from investing activities	(8,378,545)	4,114,890	(4,263,655)

(10)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

Line items in the restated consolidated statement changes in equity

	Accumulated Deficit	Non-controlling Interests	Total Shareholders’ Equity
As at June 30, 2020	(3,384,426)	4,931,670	161,586,400
Adjustment	(50,847,539)	(1,104,793)	(51,952,332)
As at June 30, 2020 - Restated	(54,231,965)	3,826,877	109,634,068

5	Variable interest entities

In accordance with the FASB’s ASC Topic 810, Consolidation, a reporting entity with a variable interest in another entity is required to include the assets and liabilities and revenue and expenses of that separate entity (i.e., consolidate with the financial statements of the reporting entity) when the variable interest is determined to be a controlling financial interest. Under ASC 810, a reporting entity is considered to have a controlling financial interest in a variable interest entity (VIE) if (1) the reporting entity has the power to direct the activities of the VIE that most significantly impacts its economic performance and (2) the reporting entity has the obligation to absorb losses of the VIE that could be potentially significant to the VIE.

As a result of the financial relationship established between the Company and the Revenue Practices through respective management service agreements, the Revenue Practices individually qualify as VIEs as the Company, which provides them non-medical, technical and administrative services, has the power to direct their respective activities and the obligation to absorb their gains and losses. As a result, the Company is considered the primary beneficiary of the Revenue Practices, and accordingly, the assets and liabilities and revenue and expenses of the Revenue Practices are included in these condensed consolidated financial statements. The following information excludes any intercompany transactions and costs allocated by the Company to the Revenue Practices. The Revenue Practices’ total assets and liabilities included in the Company’s consolidated balance sheets as at June 30, 2021 were $24.7 million (2020 – $34.1 million (restated)) and $1.8 million (2020 – $2.4 million), respectively. The assets of the Revenue Practices can only be used to settle their obligations. During the six month period ended June 30, 2021, the Revenue Practices’ net revenue was $83.3 million (2020 – $64.6 million (restated)) and the net contribution to the Company’s cash flow from operations was $90.2 million (2020 – $63.8 million). As noted above, the financial information related to the Revenue Practices excludes any intercompany transactions and costs allocated by the Company to the Revenue Practices.

The Company also has a variable interest in a single purpose entity in Texas which operates an imaging center, and in certain operations of an imaging center in a separate entity, also in Texas. In both cases, the Company is not the primary beneficiary of the variable interest entities since it does not have any equity ownership in these entities nor does it have the power to direct the activities of either of these entities that most significantly impact the entities’ economic performance. In both cases, the Company is entitled to a management fee based upon written agreements. The assets and liabilities and revenue and expenses of these entities are not included in the consolidated financial statements of the Company and during the six month period ended June 30, 2021, the Company earned management fee revenue related to these businesses of approximately $0.3 million (2020 - $0.2 million). The Company did not provide any financial or other support to these entities during the periods presented.

(11)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

6	Business combinations

i)

On May 1, 2021, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging center in Sunrise, Florida, for cash consideration of $0.8 million (the Sunrise Acquisition). This asset acquisition was considered a business combination. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows.

$

Assets acquired
Non-current assets
Property and equipment	520,602
Operating lease right-of-use assets	2,308,045

2,828,647

Liabilities assumed
Non-current liabilities
Operating lease liabilities (right-of-use)	2,308,045

Net assets acquired	520,602
Goodwill	279,398

Purchase price	800,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.2 million and loss before tax of approximately $0.1 million to the Company’s consolidated results for the six months ended June 30, 2021.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2021, this business combination would have contributed approximately $0.6 million in revenue and $0.2 million in loss before tax for the six months ended June 30, 2021, and consolidated pro forma revenue and loss before tax for the same period would have been approximately $133.8 million and $10.3 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

ii)

On May 1, 2021, the Company acquired, through a subsidiary, six outpatient diagnostic imaging centers in Florida in six simultaneous transactions with related sellers, for aggregate cash consideration of approximately $34.6 million and share consideration of approximately $3.0 million through issuance of approximately 0.97 million common shares of the Company at a price of $3.09 per share based on the share price at the close of April 30, 2021 (the Florida Acquisition). Under the purchase agreements, the share consideration was based on a price of $4.00 per common share of the Company. The Company has

(12)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

made a preliminary fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. The intangible assets consist of the trade name and covenants not to compete.

$

Assets acquired
Current assets
Accounts receivable	3,593,589
Prepaid expenses	82,765

3,676,354

Non-current assets
Property and equipment	483,266
Operating lease right-of-use assets	6,873,857
Intangible assets	841,000

11,874,477

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	332,777
Non-current liabilities
Finance leases	136,076
Operating lease liabilities (right-of-use)	6,873,857

7,342,710

Net assets acquired	4,531,767
Goodwill	33,035,103

Purchase price (cash and shares)	37,566,870

This acquisition was an opportunity for the Company to increase its economies of scale in Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $2.2 million and income before tax of approximately $0.7 million to the Company’s consolidated results for the six months ended June 30, 2021.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2021, this business combination would have contributed approximately $6.6 million in revenue and $2.2 million in income before tax for the six months ended June 30, 2021, and consolidated pro forma revenue and loss before tax for the same period would have been approximately $137.8 million and $8.7 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(13)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

iii)

On June 1, 2021, the Company acquired through a subsidiary, all of the issued and outstanding equity interests in a company that owns three outpatient diagnostic imaging centers in Massachusetts for cash consideration of $0.4 million (the Massachusetts Acquisition). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows.

$

Assets acquired
Current assets
Cash	4,737
Accounts receivable	58,834

63,571
Non-current assets
Property and equipment	329,500
Operating lease right-of-use assets	1,413,184

1,806,255

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	44,282
Non-current liabilities
Operating lease liabilities (right-of-use)	1,413,184

1,457,466

Net assets acquired	348,789
Goodwill	51,211

Purchase price	400,000

This acquisition was an opportunity for the Company to enter the Massachusetts market. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.1 million and loss before tax of approximately $0.1 million to the Company’s consolidated results for the six months ended June 30, 2021.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2021, this business combination would have contributed approximately $0.4 million in revenue and $0.5 million in loss before tax for the six months ended June 30, 2021 and consolidated pro forma revenue and loss before tax for the same period would have been approximately $133.8 million and $10.6 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(14)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

7	Property and equipment

		(Restated- Note 4)
	June 30, 2021 $	December 31, 2020 $

Medical equipment	63,463,232	62,405,632
Equipment under finance leases	24,011,651	23,168,355
Leasehold improvements	20,892,004	19,360,169
Furniture and fixtures	1,794,248	1,479,320
Office equipment	283,201	211,032
Computer equipment	258,822	240,919

Total property and equipment – cost	110,703,158	106,865,427
Less: Accumulated depreciation	(50,331,835)	(43,151,918)

Total property and equipment – net	60,371,323	63,713,509

As at June 30, 2021, the equipment under finance leases had a net book value of $13,986,036 (2020 - $14,981,186). Depreciation expense for the three and six months ended June 30, 2021 was $3,885,474 and $7,725,285, respectively (2020 – $3,697,509 (restated) and $7,282,621 (restated)). As part of ongoing operations, during the three and six months ended June 30, 2021, the Company had net disposals of $276,073 and $366,254, respectively (2020 – $326,968 (restated)and $632,006 (restated)). The loss on these disposals was $255,646 and $345,827, respectively (2020 - $322,969 (restated) and $514,505 (restated)) and is included in the condensed consolidated statements of operations and comprehensive income (loss) in the expense category “operational financial instruments revaluation and other gains (losses)”.

8	Earn-out liability (ADG Acquisition)

	June 30, 2021 $	December 31, 2020 $

ADG Acquisition – earn-out	-	4,688,553
Less: Current portion of ADG Acquisition – earn-out	-	(4,688,553)

Non-current portion of ADG Acquisition – earn-out	-	-

A portion of the purchase price payable in respect of the ADG Acquisitions in 2019, specifically for SFL Radiology Holdings, LLC (Georgia business), was subject to an earn-out (the ADG Acquisition – earn-out liability) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability was settled in the latter half of 2020 and the balance was settled in May 2021.

Management estimated the fair value of the ADG Acquisition Earn-out liability as at the acquisition date at approximately $14.7 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – Earn-out liability. Subsequently, the ADG Acquisition Earn-out liability estimate was revalued at approximately $14.8 million as at December 31, 2019. During 2020

(15)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

this liability was revalued at approximately $9.4 million based on a settlement reached pursuant to the terms of the purchase agreement with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in financial instruments revaluation in the related condensed consolidated statements of operations and comprehensive income (loss). Fifty percent of this liability was paid in November 2020 and the balance was paid in May 2021 pursuant to the process outlined in the related purchase agreement. During the six month period ended June 30, 2020, the Company recognized a gain of approximately $8.6 million due to changes in fair value of the ADG Acquisition – Earn-out liability.

9	Lease liabilities

Finance

The information pertaining to finance lease liabilities on the consolidated balance sheet is as follows:

	June 30,	December 31,
	2021 $	2020 $

Finance lease liabilities	14,906,570	15,573,586
Less: Current portion of finance lease liabilities	(3,563,993)	(3,264,806)

Non-current portion of finance lease liabilities	11,342,577	12,308,780

The components of finance lease cost recognized in the consolidated statement of operations and comprehensive income (loss) are as follows:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021 $	2020 $	2021 $	2020 $

Amortization expense for equipment under finance leases	922,684	821,997	1,838,447	1,489,013
Interest expense on finance lease liabilities	175,374	167,211	356,353	296,453

Finance lease cost	1,098,058	989,208	2,194,800	1,785,466

Undiscounted cash flows for finance leases recorded in the consolidated balance sheets were as follows at June 30, 2021.

(16)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

$

July 1 to December 31, 2021	2,082,851
2022	3,996,707
2023	3,518,452
2024	2,932,688
2025	2,056,082
Thereafter	1,938,196

Total minimum lease payments	16,524,976
Less: Amount of lease payments representing interest	(1,618,406)

Present value of future minimum lease payments	14,906,570
Less: Current portion of finance lease liabilities	(3,563,993)

Non-current finance lease liabilities	11,342,577

The lease term and discount rates are as follows:

	June 30,	December 31,
	2021	2020

Weighted average remaining lease term-finance leases (years)	4.6	4.9
Weighted average discount rate-finance leases	4.6%	4.6%

Supplemental cash flow information related to finance leases is as follows:

	Six-month	Six-month
	period ended	period ended
	June 30,	June 30,
	2021 $	2020 $

Operating cash flows from finance leases	356,353	296,453
Financing cash flows from finance leases	1,614,586	514,356
Right-of-use assets obtained in exchange for finance lease obligations	843,296	5,863,076

Operating

The information pertaining to operating lease liabilities on the consolidated balance sheet is as follows:

	June 30,	December 31,
	2021 $	2020 $

Operating lease liabilities	139,389,954	132,299,312
Less: Current portion of operating lease liabilities	(10,562,731)	(9,345,656)

Non-current portion of operating lease liabilities	128,827,223	122,953,656

(17)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

The components of operating lease cost recognized in the consolidated statement of operations and comprehensive income (loss) are as follows:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021 $	2020 $	2021 $	2020 $

Operating lease cost	5,298,284	5,144,113	10,392,041	10,347,258
Variable lease cost	1,070,381	1,924,190	2,029,436	2,988,006
Short-term lease cost	59,857	73,140	102,687	125,707

Total operating lease cost	6,428,522	7,141,443	12,524,164	13,460,971

Undiscounted cash flows for operating leases recorded in the consolidated balance sheets were as follows at June 30, 2021.

$

July 1 to December 31, 2021	9,904,777
2022	19,357,975
2023	18,503,026
2024	17,529,899
2025	16,457,027
Thereafter	149,596,989

Total minimum lease payments	231,349,693
Less: Amount of lease payments representing interest	(91,959,739)

Present value of future minimum lease payments	139,389,954
Less: Current portion of operating lease liabilities	(10,562,731)

Non-current operating lease liabilities	128,827,223

The lease term and discount rates are as follows:

	June 30,	December 31,
	2021	2020

Weighted average remaining lease term-operating leases (years)	13.4	12.7
Weighted average discount rate-operating leases	7.2%	7.4%

Supplemental cash flow information related to operating leases is as follows:

(18)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

	Six-month	Six-month
	period ended	period ended
	June 30,	June 30,
	2021 $	2020 $

Operating cash flows from operating leases	9,487,793	7,754,570
Right-of-use assets obtained in exchange for operating lease obligations	12,243,806	11,570,328

10	Senior loans payable

The 2025 Loans and Wesley Chapel Loan are collectively referred to as the Senior Loans.

The minimum annual principal payments with respect to the Senior Loans (face value) as at June 30, 2021 are as follows:

$

July 1 to December 31, 2021	205,379
2022	426,454
2023	296,356
2024	-
2025	475,000,000

475,928,189

2025 Senior Notes

On November 2, 2020, the Company closed an offering of $400 million of aggregate principal amount of 7.0% senior secured notes due November 1, 2025 (the 2025 Senior Notes). The net proceeds from this offering were used to repay in full the Amended May 2019 Term Loans, Revolving Facility and net derivative financial instrument liabilities, in accordance with respective contracts, and to pay related financing fees and expenses. The balance of approximately $19 million was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including the Revenue Practices, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the 2020 Revolving Facility. On November 2, 2020, the 2025 Senior Notes were issued at their face value of $400 million net of debt issuance costs of approximately $11.5 million (it is considered a Level 2 liability as described in note 14). As at December 31, 2020, the 2025 Senior Notes had a face value of $400 million and an amortized cost balance of approximately, $389 million.

On February 11, 2021, the Company completed its private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New Notes” and together with the 2025 Senior Notes, the 2025 Senior Notes). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes. The Company has applied part of the net proceeds from the New Notes for acquisitions and

(19)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

expects to use the balance of net proceeds from the New Notes for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes. The New Notes were issued at 5.0% premium to their face value of $75 million net of debt issuance costs of approximately $1.1 million (it is considered a Level 2 liability as described in note 14). The premium on issuance of New Notes of $3.75 million is being amortized to interest expense over the remaining term of the 2025 Senior Notes. The Company also received accrued interest on the New Notes from November 2, 2020 to February 10, 2021 of approximately $1.4 million. This accrued interest was repaid by the Company along with the rest of the accrued interest by the end of the six-month period ended May 1, 2021. As at June 30, 2021, the 2025 Senior Notes had a face value of $475 million and an amortized cost balance of approximately, $467 million.

	June 30,	December 31,
	2021 $	2020 $

2025 Senior Notes	463,826,110	388,906,059
5.0% premium on New Notes	3,421,053	-
Less: Current portion	-	-

	467,247,163	388,906,059

The 2025 Senior Notes indenture allows the Company to redeem the 2025 Senior Notes prior to maturity together with any accrued and unpaid interest. The 2025 Senior Notes indenture provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the 2025 Senior Notes indenture):

●	Payments

The principal payment is due at maturity on November 1, 2025. Interest is accrued and payable every six months on May 1 and November 1, respectively.

●	Restrictive covenants

The 2025 Senior Notes indenture restricts the Company’s ability to, among other things: incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of Subsidiaries (including the Revenue Practices) to make payments to the Company; create certain liens; merge, consolidate or sell substantially all of the Company’s assets; and enter into certain transactions with affiliates. These covenants are subject to exceptions and qualifications and many of these covenants will not be applicable during any period when the 2025 Senior Notes have an investment grade rating.

●	Financial covenants

There are no maintenance financial covenants. There are incurrence-based covenants related to the restrictive covenants noted above. The Company is in compliance with the covenants and has no events of default under this indenture as at June 30, 2021.

●	Events of default

(20)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

Events of default under the 2025 Senior Notes indenture include, among others, failure to pay principal of or interest on the 2025 Senior Notes and certain final judgments when due (subject to appropriate periods and conditions); failure to comply, within appropriate period, with obligations under certain covenants or any provision in the 2025 Senior Notes indenture; certain events of bankruptcy or insolvency and if any Guarantee by a Significant Subsidiary is held in a judicial proceeding to be unenforceable or invalid. The occurrence of an event of default would permit the Trustee or holders of at least 25% of the 2025 Senior Notes to declare all of the 2025 Senior Notes together with unpaid accrued interest, to be immediately due and payable and to exercise other default remedies.

2020 Revolving Facility

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the 2020 Revolving Credit Agreement) with a US financial institution, as administrative and collateral agent, and other financial institutions, as lenders, to provide a senior secured revolving credit facility in an aggregate principal amount of $55 million (the 2020 Revolving Facility, and together with 2025 Senior Notes, the 2025 Loans), with sub-limits for the issuance of letters of credit and for swingline loans. The 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The 2020 Revolving Facility will mature on the date that is five years after the issue date (the 2020 Revolving Facility Maturity Date); provided that, if more than $50 million in aggregate principal amount of the 2025 Senior Notes is outstanding on the date that is 181 days prior to the 2020 Revolving Facility Maturity Date, then the 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the 2020 Revolving Facility Maturity Date.

The availability of borrowings under the 2020 Revolving Facility is subject to customary terms and conditions. The 2020 Revolving Facility was undrawn at November 2, 2020 (it is considered a Level 3 liability as described in note 14). The issuance costs related to this credit facility were approximately $2.0 million (including approximately $0.9 million related to the prior Revolving Facility since the settlement of that Revolving Facility was considered debt modification for accounting purposes). These costs are included in security deposits and other assets in the balance sheet and are being amortized to interest expense over the term of the 2020 Revolving Facility. The annual commitment fee related to the 2020 Revolving Facility is capped at 0.5% of the aggregate principal amount of $55 million. As at June 30, 2021, the 2020 Revolving Facility had a face value and amortized cost balance of $nil (2020 - $nil).

	June 30,	December 31,
	2021 $	2020 $
2020 Revolving Facility	-	-

The 2020 Revolving Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the 2020 Revolving Credit Agreement):

●	Interest

The interest rates payable on the 2020 Revolving Facility are as follows: (i) each Eurodollar Rate Loan bears interest on the outstanding principal amount at Adjusted Eurodollar Rate (effectively, LIBOR) plus the Applicable Rate; (ii) each Base Rate Loan bears interest on the outstanding principal amount at the Base Rate (the highest of (a) the Prime Rate, (b) the Federal Reserve Bank of New York Rate plus 0.5%

(21)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

and (c) one-month Adjusted Eurodollar Rate plus 1.0%) plus the Applicable Rate; and (iii) each Swingline Loan bears interest on the outstanding principal amount at the Base Rate plus the Applicable Rate. Since no amount has been drawn under the 2020 Revolving Facility since its inception, the annualized effective interest rate under the 2020 Revolving Credit Agreement during the six months ended June 30, 2021 is not applicable (2020 – nil). With respect to interest rate sensitivity as at June 30, 2021, a 1% increase in variable interest rates would have increased interest expense under the 2020 Revolving Facility for the six months ended June 30, 2021 by $nil (2020 – $nil).

●	Restrictive covenants

In addition to certain covenants, the 2020 Revolving Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

●	Financial covenant

The 2020 Revolving Credit Agreement contains a financial covenant related to a leverage ratio that is tested on the last day of any fiscal quarter (commencing with the fiscal quarter ending March 31, 2021) only if on the last day of any such fiscal quarter, the outstanding amount under the 2020 Revolving Facility (excluding certain letter of credit obligations) exceeds 30% of the total commitment under the 2020 Revolving Facility of $55 million.

Borrowings under the 2020 Revolving Facility were nil as at June 30, 2021 and therefore did not exceed 30% of the total commitment under the 2020 Revolving Facility. As a result, the Company is in compliance with the financial covenant. No event of default under the 2020 Revolving Credit Agreement had occurred as at June 30, 2021.

●	Events of default

Events of default under the 2020 Revolving Credit Agreement include, among others, failure to pay principal of or interest on the 2020 Revolving Facility when due, failure to pay any fee or other amount due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading in a material respect when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the 2020 Revolving Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Wesley Chapel Loan

As part of the Rose Acquisition in 2018, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan) of $2,000,000 (face value) as of August 15, 2018, to finance the purchase of equipment and related installation at a clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%,

(22)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

matures on August 15, 2023, and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018, using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14). As at June 30, 2021, the Wesley Chapel Loan had an amortized cost balance of approximately, $0.9 million.

	June 30, 2021 $	December 31, 2020 $

Wesley Chapel Loan	888,520	1,079,684
Less: Current portion	(415,946)	(405,698)

	472,574	673,986

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$

July 1 to December 31, 2021	205,379
2022	426,454
2023	296,356

928,189

The Wesley Chapel Loan provides for the following terms:

●	Interest

5.0%.

●	Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

●	Termination

August 15, 2023.

●	Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

●	Financial covenants

None.

(23)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

●	Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

The Company has no events of default under the Wesley Chapel Loan as at June 30, 2021.

●	Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

(24)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

11	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total

	Number	Amount $	Number	Amount $	Number	Amount $	Number	Amount $

December 31, 2019	69,840,928	151,997,555	525,000	734,379	337,500	1,297,812	70,703,428	154,029,746
Issuance (i)	-	-	-	-	-	14,138	-	14,138
RSUs settled	337,500	1,311,950	-	-	(337,500)	(1,311,950)	-	-
Warrants expired	-	-	(525,000)	(734,379)	-	-	(525,000)	(734,379)

December 31, 2020	70,178,428	153,309,505	-	-	-	-	70,178,428	153,309,505
Issuance (i)	1,124,999	3,246,394	-	-	779,032	695,786	1,904,031	3,942,180

June 30, 2021	71,303,427	156,555,899	-	-	779,032	695,786	72,082,459	157,251,685

(i)

RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the consolidated financial statements. RSUs are issued in accordance with the Company’s RSU Plan, which entitles a holder of one RSU to receive one common share of the Company. RSUs are assigned a value based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for the RSUs awarded.

(25)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

During the six months ended June 30, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

a)	During the three months ended March 31, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020, and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020, in accordance with the terms of the RSU Plan. As at March 31, 2020, the Company had 52,500 RSUs outstanding.

b)	During the three months ended June 30, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

As at March 31, 2020, the Company had 52,500 RSUs outstanding. All of these RSUs vested between January 1, 2020, and March 12, 2020 and they were settled for common shares in accordance with the terms of the RSU Plan as follows. 10,000 of these RSUs were settled for common shares in April 2020 and the remaining RSUs were settled for common shares in June 2020. As at June 30, 2020 and through the balance of fiscal 2020, the Company had no RSUs outstanding. The Company granted RSUs in March 2021 as discussed below.

ii)

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised into common shares and expired on May 2, 2020.

During the six months ended June 30, 2021, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

a)	During the three months ended March 31, 2021, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

On March 9, 2021, the Board granted 645,000 RSUs and 70,000 options to certain employees and consultants of the Company pursuant to the Company’s RSU plan and stock option plan, respectively, in connection with the Company’s equity bonus awards. In addition, 84,032 RSUs were granted to non-executive directors of the Company as part of their 2021 compensation and 50,000 RSUs were awarded as part of a signing bonus to an executive who started with the Company on March 29, 2021. Subject to and in accordance with the terms of the RSU plan, 50% of the RSUs granted will vest and settle for common shares one year after the date of grant and the remaining 50% will vest and settle for common shares two years after the date of grant. Subject to and in accordance with the stock option plan, the options were granted with an exercise price of $3.58 per share, representing the 5-day volume weighted average price of the shares prior to the date of grant and an expiry date of 7 years after the date of grant. The options granted will vest as follows: 34% of the grant vest one year after

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

the date of grant, 33% two years after the date of grant and the remaining 33% three years after the date of grant.

b)	During the three months ended June 30, 2021, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

On May 1, 2021, the Company announced the closing of the Florida Acquisition (discussed in note 6), which was acquired partly through share consideration of approximately $3.0 million through issuance of approximately 0.97 million common shares of the Company at a price of $3.09 per share based on the share price at the close of April 30, 2021.

ii)	On June 29, 2021, 150,000 stock options were exercised into common shares by an insider of the Company at an exercise price of $0.50 per share. These stock options were granted in March 2016.

The stock-based compensation related to RSUs, recognized in the condensed consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2021 was $521,839 and $695,786, respectively (2020 – $nil and $14,138).

The stock-based compensation related to stock options, recognized in the condensed consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2021, was $262,960 and $515,925, respectively (2020 – $565,504 and $1,143,898).

12	Commitments and contingencies

The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, the management evaluates the developments on a regular basis and accrues a liability when it believes a loss is probable and the amount can be reasonably estimated. We believe that the amount or any estimable range of reasonably possible or probable loss will not, either individually or in the aggregate, have a material adverse effect on our business and condensed consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Commencing during Q1 2020 and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied.

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, referring physicians or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for the Company to incur incremental implicit price concessions beyond what is currently expected and potential future reduction in revenue and income and asset impairments.

13	Segmented financial information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

14	Risk management arising from financial instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and leases (current portion) approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed consolidated balance sheets and the normalized expected market rates of interest is insignificant. The estimated fair values of other non-current liabilities were as follows:

	June 30, 2021 $	December 31, 2020 $
2025 Senior Notes	493,318,375	424,016,044
Wesley Chapel Loan payable	920,425	1,122,400

	494,238,800	425,138,444

Financial instruments recorded at fair value on the condensed consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities. As at June 30, 2021, the Company did not have any financial assets or liabilities measured at fair value under the Level 1 category.

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability; either directly (i.e., as prices) or indirectly (i.e., derived from prices). As at June 30, 2021, the 2025 Senior Notes were measured at fair value under the Level 2 category on recognition. As at June 30, 2021, the Company did not have any derivative financial instruments. Derivative financial instruments are measured at fair value under the Level 2 category on recognition and are subsequently remeasured at fair value under the Level 2 category.

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs). As at June 30, 2021, the Company did not have any financial assets or liabilities measured at fair value under the Level 3 category except as noted below.

The Wesley Chapel Loan and ADG Acquisition – Earn-out were measured at fair value under the Level 3 category on recognition. The ADG Acquisition – Earn-out was subsequently remeasured at fair value under the Level 3 category and its value was later determined based on execution of a settlement agreement in November 2020 as discussed in note 8.

The following table summarizes information regarding the change in carrying value of the Company’s financial instruments carried at fair value.

ADG
Acquisition
Earn-out
$

December 31, 2019	14,834,067
Payment	(4,688,553)
Financial instruments revaluation loss (gain)
Realized	(2,728,480)
Unrealized	(2,728,481)

December 31, 2020	4,688,553
Payment	(4,688,553)

June 30, 2021	-

During the six months ended June 30, 2020, an unrealized gain of approximately $8.6 million in relation to the ADG Acquisition – Earn-out liability was recognized in the condensed consolidated statements of operations and comprehensive income (loss) in the category “Operational financial instruments revaluation and other (gains) losses”. As discussed in note 8, the ADG Acquisition – Earn-out liability was extinguished during May 2021. Apart from the value of the ADG Acquisition – Earn-out liability being determined based on execution of a settlement agreement in November 2020, there were no transfers between levels during the six months ended June 30, 2021 and the twelve months ended December 31, 2020. A transfer is made between levels during the period that a financial instrument meets the relevant criteria.

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

		(Restated- Note 4)
	June 30, 2021 $	December 31, 2020 $

Cash	74,388,759	44,395,988
Accounts receivable	67,599,260	62,258,757

Financial assets measured at amortized cost	141,988,019	106,654,745

Accounts payable and accrued liabilities	38,529,946	34,295,256
Short-term portion of senior loans payable	415,946	405,698
Short-term portion of leases	14,126,724	12,610,462
Long-term portion of senior loans payable	467,719,736	389,580,046
Long-term portion of leases	140,169,800	135,262,436

Financial liabilities measured at amortized cost	660,962,152	572,153,898

ADG Acquisition – earn-out	-	4,688,553

Measured at fair value through profit or loss	-	4,688,553

Credit risk

The Company has a diverse mix of payers, including private, managed care, capitated and government payers. Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. The Company grants credit to its customers in the normal course of business. The condensed consolidated financial statements take into account an allowance for bad debts. The Company is exposed to credit risk from its customers but the concentration of the risk is minimized because of the large customer base and its dispersion across different payers. During the quarter, the Company may have deposits with financial institutions that exceed Federal Deposit Insurance Corporation limits. As at June 30, 2021, the Company had cash of $74.4 million (2020 – $44.4 million) and accounts receivable of $67.6 million (2020 – $62.3 million (restated)).

Collectability of the receivables is actively monitored on an ongoing basis and an allowance or a write-off of allowance for bad debts is established by management. At each reporting period, the Company determines whether an allowance or write-off is required by estimating the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic.

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. In the normal course of business, the Company may enter into foreign exchange contracts with financial institutions to hedge the value of foreign currency denominated assets. Gains and losses arising from these contracts offset the losses and gains from the underlying hedged transactions. As at June 30, 2021 and December 31, 2020, the Company did not enter into any foreign exchange contracts that would expose the Company to currency risk.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in lending rates can cause fluctuations in interest payments and cash flows. The Company currently does not use derivative financial instruments to alter the effects of this risk. As at June 30, 2021, the Company’s variable interest rate debt only related to the 2020 Revolving Facility (note 10), which was not drawn during the six-month period ended June 30, 2021 or during 2020. Hence, the Company’s exposure to interest rate risk from the 2020 Revolving Facility from a 1% increase or decrease in the variable interest rates was $nil (2020 - $nil).

15	Basic and diluted income (loss) per share

The earning per share is calculated by dividing the net income attributable to common shareholders by the weighted average common shares outstanding during the period.

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

		(Restated- Note 4)		(Restated- Note 4)
	Three-month period ended June 30, 2021 $	Three-month period ended June 30, 2020 $	Six-month period ended June 30, 2021 $	Six-month period ended June 30, 2020 $

Net income (loss) attributable to common shareholders	(7,355,650)	(7,936,878)	(10,233,063)	(10,839,937)

Weighted average common shares outstanding
Basic	70,846,010	70,144,362	70,514,063	70,023,964
Add: additional shares issuable upon exercise of employee stock options, warrants and restricted share units	-	-	-	-
Diluted	70,846,010	70,144,362	70,514,063	70,023,964

Income (loss) per share Basic and diluted	(0.10)	(0.11)	(0.15)	(0.15)

Employee stock options warrants and restricted share units excluded from the computation of diluted per share amounts as their effect would be antidilutive	1,803,349	1,547,828	1,820,926	1,633,926

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

16	Revenue information

		(Restated- Note 4)		(Restated- Note 4)
	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021 $	2020 $	2021 $	2020 $

Commercial	45,357,893	31,059,910	86,873,828	78,170,724
Medicare	8,806,596	5,357,197	16,990,896	12,927,863
Medicaid	2,026,202	1,648,961	3,857,022	3,536,236
Attorney	6,724,944	4,124,432	13,251,570	10,031,240
Workers comp	2,719,385	1,984,910	5,476,330	4,703,208
Other patient revenue	2,608,028	1,645,063	5,259,703	3,996,472
Service fees - net of allowances and discounts	68,243,048	45,820,473	131,709,349	113,365,743

Other revenue (management and ancillary fees and government grants)	1,253,210	1,544,243	1,749,778	2,168,915

	69,496,258	47,364,716	133,459,127	115,534,658

17	Cost of operations, excluding depreciation and amortization

		(Restated- Note 4)		(Restated- Note 4)
	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021 $	2020 $	2021 $	2020 $

Employee compensation	23,791,538	15,880,992	46,909,494	40,698,582
Reading fees	10,860,078	7,422,576	20,844,095	18,346,313
Rent and utilities	7,662,410	8,309,256	15,346,131	15,818,351
Third party services and professional fees	8,491,664	6,817,989	16,139,973	15,221,468
Administrative	4,094,659	2,493,803	7,661,701	6,249,312
Medical supplies and other	2,867,395	2,282,244	6,008,424	5,209,038

	57,767,744	43,206,860	112,909,818	101,543,064

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

18	CARES Act

i)

During April 2020, the Company received approximately $1.1 million in grant under the first appropriation made by the U.S. Health and Human Services (HHS) to Medicare providers pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Subsequently, in December 2020, the Company received an additional grant from the HHS of approximately $4 million and in April 2021, the Company received an additional grant from the HHS of approximately $0.8 million. Additional grants may be available to the Company through subsequent appropriations under this program. The Company applied for these grants after determining that it was eligible to do so. Also, the Company has incurred expenses and experienced loss of revenue that are eligible to be reimbursed under these grants. The grants received are recorded in the condensed consolidated statements of operations and comprehensive income (loss) in the category “Other revenue”.

ii)

During April 2020, the Company received approximately $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (CMS). These payments are required to be applied to claims beginning one year after their receipt through the adjudication of Medicare claims over a future period. These payments to the Company are recorded in the condensed consolidated balance sheets in the category “Accounts payable and accrued liabilities” until earned. As of June 30, 2021, approximately $0.8 million of these Medicare payments have been applied to Medicare claims.

iii)

The CARES Act allows employers to defer the deposit and payment of the employer’s share of Social Security taxes. As of June 30, 2021, such taxes were approximately $2.7 million and approximately $1.3 million are recorded in the consolidated balance sheets in the category “Accrued payroll taxes” and the remaining balance in the category “Accounts payable and accrued liabilities”.

19	Other investments

Effective March 1, 2021, the Company completed a common equity investment in an artificial intelligence business as part of a private placement offering for approximately $4.6 million (it is noted in the condensed consolidated statements of cash flows in the category “Investing activities”). The target develops artificial intelligence aided software programs for use in medical businesses, including outpatient imaging services of the sort provided by the Company. As a result of the investment, a previous investment in a convertible note instrument issued by the target to the Company in May 2020 converted to common equity. The Company’s total common equity investment is estimated to be valued at approximately $8.0 million and represents a 34.5% interest in the target on a non-diluted basis. In addition, the Company holds share purchase warrants which, subject to the occurrence of certain events and certain assumptions, and the payment of approximately $0.4 million, would entitle the Company to acquire approximately a further 2.4% interest in the target’s common equity. During the six month period ended June 30, 2021, the Company recognized a gain of approximately $3.4 million on the conversion of the convertible note instrument to common equity and the share purchase warrants. This gain is included in the condensed consolidated

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

statements of operations and comprehensive income (loss) in the category “Other financial instruments revaluation and other (gains) losses”.

20	Income taxes

The effective tax rate for the six months ended June 30, 2021 differs from the Canadian statutory rate of 26.5% primarily due to earnings in foreign jurisdictions that are subject to tax rates, which differ from the Canadian statutory tax rate, as well as the impact of valuation allowances applied against losses in jurisdictions for which no tax benefit or expense is recognized.

21	Subsequent events

i)

On August 15, 2021, the Company announced that both management and its external auditors, Ernst & Young LLP, agreed that additional information and analysis was necessary to complete the interim financial report for the quarter ended June 30, 2021 and Ernst & Young’s review of such report and the production of this additional information and analysis would not be completed prior to the filing deadline of August 16, 2021. As a result, Akumin did not file such financial report, or the related management’s discussion and analysis and CEO and CFO certificates (such filings, collectively, the Required Documents) before the August 16, 2021 deadline and only filed the Required Documents on November 15, 2021.

The Company applied to the Ontario Securities Commission, its principal regulator, for the imposition of a management cease trade order under National Policy 12-203 – Management Cease Trade Orders (NP 12-203). The management cease trade order was granted on August 20, 2021. It restricts all trading by certain members of management in Akumin securities and will remain in force until two full trading days after the Company has filed the Required Documents.

In connection with its failure to file the Required Documents, and its inability to deliver the related compliance certificate under the 2020 Revolving Credit Agreement, the Company entered into an amendment and waiver with the lenders of the 2020 Revolving Credit Agreement on September 11, 2021 and a further amendment and waiver on October 22, 2021. Pursuant to the amendments and waivers, the lenders have waived any default related to the Company having not delivered the Required Reports to the lenders in accordance with the 2020 Revolving Credit Agreement until November 15, 2021. Further, until the Required Reports are delivered to the lenders, the amount available to draw under the 2020 Revolving Credit Facility was reduced from $55 million to $10 million.

ii)

On August 9, 2021, the Company closed its offering of $375 million of aggregate principal amount of 7.5% senior secured notes due August 1, 2028 (the 2028 Senior Notes). The offering was completed by Akumin Escrow Inc., a wholly-owned subsidiary of the Company, in escrow. The proceeds of the offering were used to fund the acquisition of Alliance (as discussed below) and were released from escrow contemporaneously with the completion of that acquisition. Upon closing of the acquisition, the Company assumed all obligations of Akumin Escrow Inc., including all obligations due under the 2028 Senior Notes, and all assets of Akumin Escrow Inc. were liquidated to the Company.

The 2028 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including the Revenue Practices and Alliance

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2021

(expressed in US dollars unless otherwise stated)

and its wholly owned subsidiaries, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the 2025 Senior Notes and 2020 Revolving Facility.

The 2028 Senior Notes indenture is substantially similar to the indenture for the 2025 Senior Notes, except that the principal payment is due at maturity on August 1, 2028. Interest is accrued and payable every six months on February 1 and August 1, respectively, at a rate of 7.5% per annum.

iii)

On September 1, 2021, the Company acquired all of the issued and outstanding equity interests of Alliance HealthCare Services, Inc. (Alliance), a leading national provider of radiology and oncology solutions to hospitals, health systems and physician groups, through a wholly-owned indirect subsidiary, for $820 million, subject to customary closing adjustments.

The purchase price for Alliance was funded with cash on hand, assumption of debt, equity issued to the seller, debt and equity commitments from Stonepeak (the Stonepeak Financing) and proceeds from the 2028 Senior Notes.

For the Stonepeak Financing, Stonepeak Magnet Holdings LP (Stonepeak Magnet) purchased on September 1, 2021 $340,000,000 principal amount of unsecured notes of Akumin Corp., a wholly-owned indirect subsidiary of the Company (the Stonepeak Notes), together with warrants to purchase 17,114,093 common shares of Akumin (the Stonepeak Warrants) with a strike price of $2.98 per share and 3,500,000 common shares of the Company (the Stonepeak Shares) at a price of $2.98 per share for total consideration of $10,430,000. No consideration was paid for the Stonepeak Warrants. The Stonepeak Notes, Stonepeak Warrants, Stonepeak Shares, and additional draws were made available on the terms of the Series A Notes and Common Share Purchase Agreement dated June 25, 2021 between the Company, Akumin Corp., and Stonepeak Magnet.

As part of the purchase price for Alliance, 14,223,570 common shares of the Company were issued to the seller of Alliance at a price of $2.98 per share for aggregate consideration of $42,386,238.60.

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